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January 13, 2012

Via Edgar Agents
Jeffrey Riedler, Assistant Director
United States
Securities and Exchange Commission
Washington, DC 20549

RE:	Healthcare Corporation of America Registration Statement Form S-1 Amendment #1 filed January 29, 2010

Dear Mr. Riedler

This letter is in response to your letter dated December 15, 2011.

Healthcare Corporation of America hereby requests the withdrawal of our registration statement form S-1 amendment No.1 filed January 29, 2010.

We are withdrawing because our Business Plan has changed and based on our year ended December 31, 2011 Financial Statement we are no longer a “Shell Company” and the auditor will no longer have to place a “going concern” as to the Company.  Our financial revenue for 2011 are in excess of $20,000,000, we intend to re-submit the S-1 filing in the 2nd Q 2012.

I have contacted both Ms. Acharya and Ms. Zukin by telephone and notified them of the withdrawal.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Joseph Drucker
Joseph Drucker
Vice President, Secretary and Corporate Counsel

cc:	Rose Zukin Nandini Acharya